FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2002

RANDGOLD & EXPLORATION COMPANY LIMITED
(Translation of Registrant's Name into English)

P.O. BOX 82291, JOHANNESBURG, 2025, SOUTH AFRICA
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes __ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Attached to the Registrant's Form 6-K Filing for the month of May 2002, and incorporated by reference herein, are:

Exhibit No.	Description	Page #
1.	(i) the Registrant's application to the JSE, dated February 22, 2002, relating to the listing of 15,766 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 26, 2002 relating to the listing of 15,766 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 15,766 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated February 27, 2002, relating to the listing of 13,139 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 11, 2002 relating to the listing of 13,139 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 13,139 ordinary shares.	13
3.	(i) the Registrant's application to the JSE, dated March 4, 2002, relating to the listing of 1,983 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 12, 2002 relating to the listing of 1,983 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 1,983 ordinary shares.	21
4.	(i) the Registrant's application to the JSE, dated March 5, 2002, relating to the listing of 12,234 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 14, 2002 relating to the listing of 12,234 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 12,234 ordinary shares.	29

5. (i) the Registrant's application to the JSE, dated March 11, 2002, relating to the listing of 10,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 18, 2002 relating to the listing of 10,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 10,000 ordinary shares. 37

6. (i) the Registrant's application to the JSE, dated March 26, 2002, relating to the listing of 15,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 27, 2002 relating to the listing of 15,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 15,000 ordinary shares. 45

7. (i) the Registrant's application to the JSE, dated March 28, 2002, relating to the listing of 15,500 new ordinary shares, (ii) the confirmation letter from the JSE, dated March 27, 2002 relating to the listing of 15,500 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 15,500 ordinary shares. 53

8. Press release dated May 8, 2002 entitled "Randgold & Exploration Obtains Permission to Reduce Holding in Randgold Resources." 61

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David J. Haddon

David J. Haddon
Group Company Secretary

Dated: MAY 7, 2002

Exhibit 1

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

6

February 22, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 15 766 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 15 766 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
5 000	5.90
10 000	6.05
766	15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1.	The full name of the company is:	Randgold & Exploration Company Limited
2.	The registered office is:	5 Press Avenue Selby, Johannesburg, 2001
3.	The transfer secretaries are:	Computershare Services Limited 2nd Floor, Edura House, 41 Fox Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 109 640	shares of 1(one) cent each:	R421 096
Unissued:	32 890 036	shares of 1(one) cent each:	R328 900

2 / ....

RGE\SOS\020218-229997

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

5. The company's issued ordinary share capital after the issue of the 15 766 ordinary shares, which are the subject of this application, will be:

42 125 406	ordinary shares of 1 (one) cent each:	R421 254

The unissued ordinary share capital will decrease to:

32 874 270	ordinary shares of 1 (one) cent each:	R328 742

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 7 March 1995, a copy of which is attached.

9. The new shares will be allocated and issued on 25 February 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 22 February 2002

____________________ DIRECTOR

____________________ COMPANY SECRETARY

____________________ SPONSOR

RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 7 MARCH 1995

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director and the secretary be and he is hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Company Secretary

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

26 February 2002
REF: MM/jvdm/5946

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 22 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 27 February 2002 in respect of 15 766 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R421 254-06 divided into 42 125 406 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 27 FEBRUARY 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 15 MARCH 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

c/o COMPANY SECRETARY

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42 109 640	ORDINARY	0-01	421 096-40
Total		Total	R	Total 42109640		Total	R 421 096-40

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ____ R 421096-40

Stated capital ____ R –

Premium account ____ R 275 753 208-84

Total issued capital ____ R 276 174 305-24

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				5 000	ORDS	0-01	5-89	29 500
				10000	ORDS	0-01	6-04	60 500
				766	ORDS	0-01	14-99	11 490
Total		Total	R	Total 15 766			Total	R 101490

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
DJ READING	~~5766~~ P.O. BOX 82291	5766	ORDINARY
CAB SMITH	~~10 000~~ SOUTHDALE 2135	10000	PAR VALUE

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				42 109 640	ORDS	0-01	—	*	421 096-40
				5 000	ORDS	0-01	5-89	**	50-00
				10 000	ORDS	0-01	6-04	***	100-00
				766	ORDS	0-01	14-99	****	7-66
Total		Total	R	Total 42125406			Total	R *****	421254-06

* 275 753 208-84   **** 11 482-34
** 29 450-00   ***** 275854541-18
*** 60 400-00

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ________ R 421 254-06

State capital ________ R —

Premium account (see analysis below) ________ R 275853535-03

Total issued capital ________ R 276274789-09

Certified correct.

Date 15 March 2002   Signature David Haddon

Director/~~Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening balance		275 753 208-84
Premium on allotment	101 332-34	
Less:		
Issue Duty	(253-75)	
Allotment Duty	(752-40)	100 326-19
		275 853 535-03

Exhibit 2

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

February 27, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 13 139 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 13 139 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
13 000	6.05
139	15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House,
41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 134 406	shares of 1(one) cent each:	R421 344
Unissued:	32 865 270	shares of 1(one) cent each:	R328 652

2 / ....

RGE\SOS\020227.6~11093

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

5. The company's issued ordinary share capital after the issue of the13 139 ordinary shares, which are the subject of this application, will be:

42 147 545	ordinary shares of 1 (one) cent each:	R421 475

The unissued ordinary share capital will decrease to:

32 852 131	ordinary shares of 1 (one) cent each:	R328 521

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 7 March 1995, a copy of which is attached.

9. The new shares will be allocated and issued on 1 March 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 27 February 2002

[signature] DIRECTOR

David Haddon COMPANY SECRETARY

________________ SPONSOR

RGE\SOS\020227.6~11093

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
TELEX 4-21316 JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 7 MARCH 1995

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director and the secretary be and he is hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Company Secretary

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

11 March 2002
REF: TW/jvdm/6044

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 27 February 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 12 March 2002 in respect of 13 139 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R421 475-45 divided into 42 147 545 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 12 MARCH 2002.

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total			Total	R

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 20 MARCH 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (13139)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42 134 406	ORDS	0-01	421 344-06
Total		Total	R	Total 42134406		Total	R421 344-06

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 421 344-06

Stated capital R —

Premium account R275 907 006-48

Total issued capital R276 328 350-54

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				13000	ORDS	0-01	6-04	78 650
				139	ORDS	0-01	14-99	2 085
Total		Total	R	Total 13 139			Total	R 80735

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
CAB SMITH	P.O. BOX 82291	11 093	PAR VALUE
W CHAUKE	SOUTHDALE 2135	2046	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				42134 406	ORDS	0-01	–	*	421 344-06
				13 000	ORDS	0-01	6-04	**	130-00
				139	ORDS	0-01	14-99	***	1.39
Total		Total	R	Total 42147545			Total	R ****	421 475-45

* 275 907 006-48
** 78 520-00
*** 2 083-61

**** 275 987 610-09

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 421 475-45

State capital R –

Premium account (see analysis below) R 275 986 655-79

Total issued capital R 276 408 131-24

Certified correct.

Date 20 March 2002 Signature David J Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening balance		275 907 006-48
Premium on Allotment	80 603-61	
less		
Issue Duty	(201-90)	
Allotment Duty	(752-40)	79 649-31
		275 986 655-79

Exhibit 3

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

March 4, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 1 983 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 1 983 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
1 937	6.05
46	15.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
   2nd Floor, Edura House,
   41 Fox Street,
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 147 545	shares of 1(one) cent each:	R421 475
Unissued:	32 852 131	shares of 1(one) cent each:	R328 521

2 / ....

RGE\SOS\020304-1983

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

5. The company's issued ordinary share capital after the issue of the1 983 ordinary shares, which are the subject of this application, will be:

42 149 528	ordinary shares of 1 (one) cent each:	R421 495

The unissued ordinary share capital will decrease to:

32 850 148	ordinary shares of 1 (one) cent each:	R328 501

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 6 March 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 4 March 2002

_______________ DIRECTOR

David Haddon _______________ COMPANY SECRETARY

_______________ SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 7 MARCH 1995

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Company Secretary

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

12 March 2002
REF: PA/jvdm/6033

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 4 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 13 March 2002 in respect of 1 983 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R421 495-28 divided into 42 149 528 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 13 MARCH 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000 000	ORDINARY	0-01	750 000
Total	Total	75000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16 APRIL 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (1983)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42 147 545	ORDS	0-01	421475-45
Total		Total	R	Total 42 147 545		Total	R421475-45

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 421 475-45

Stated capital R —

Premium account R275986655-79

Total issued capital R276 408 131-24

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				1937	ORDS	0-01	6.04	11718-85
				46	ORDS	0-01	14.99	690-00
Total		Total	R	Total 1983			Total	R12408-85

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
MM NDLOVU	P.O.Box 82291 SOUTHDALE 2135	1983	PAR VALUE ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				42147545	ORDS	0-01	–	*	421475-45
				1937	ORDS	0-01	6-04	**	19-37
				46	ORDS	0-01	14.99	***	0.46
Total		Total	R	Total 42149528			Total	R ***	421495-28

* 275 986 655-79 ***275 999 044-81

** 11 699-48

*** 689-54

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 421 495-28

State capital R –

Premium account (see analysis below) R 275 998 261-36

Total issued capital R 276 419 758.64

Certified correct.

Date 16 April 2002 Signature David [signature]

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		275 986.655.79
Premium on Allotment	12 389.02	
Less		
Issue Duty	(31.05)	
Allotment Duty	(752.40)	11 605-57
		275 998 261-36

29

Exhibit 4

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

March 5, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 12 234 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 12 234 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
5 063	6.05
7 171	12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House,
41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 149 528	shares of 1(one) cent each:	R421 495
Unissued:	32 850 148	shares of 1(one) cent each:	R328 501

2 / ....

RGE\SOS\020305-12234

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

5. The company's issued ordinary share capital after the issue of the 12 234 ordinary shares, which are the subject of this application, will be:

   42 161 762 ordinary shares of 1 (one) cent each: R421 495

   The unissued ordinary share capital will decrease to:

   32 837 914 ordinary shares of 1 (one) cent each: R328 379

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 7 March 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 5 March 2002

________________ DIRECTOR/LEGAL MANAGER

________________ COMPANY SECRETARY

________________ SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

D J HADDON
Company Secretary

JSE
SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

14 March 2002
REF: TW/jvdm/6034

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 5 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Friday, 15 March 2002 in respect of 12 234 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R421 617-62 divided into 42 161 762 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 15 MARCH 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0·01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 16 APRIL 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

c/o COMPANY SECRETARY (Ndlovu/Barkhuizen) (12234)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42149528			421 495-28
Total		Total	R	Total 42149528		Total	R421 495-28

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 421 495-28

Stated capital R —

Premium account R275 998 261-36

Total issued capital R276 419 758-64

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				5063	ORDS	0-01	6-04	30 631-15
				7171	ORDS	0-01	12-49	89637-50
Total		Total	R	Total 12234			Total	R120268-65

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M MNDLOVU	P.O. BOX 82291	900	PAR VALUE
F.BARKHUIZEN	SOUTHDALE 2135	11 334	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				42149528	ORDS	0-01	–	*	421495-28
				5063	ORDS	0-01	6.04	**	50.63
				7171	ORD	0-01	12.49	***	71.71
Total		Total	R	Total 42 161 762			Total	R ****	421 617-62

* 275 998 261-36
** 30 580-52
*** 89 565-79
**** 276 118 407-67

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 421 617-62

State capital ______ R –

Premium account ______ See analysis below ______ R 276 117 354-57

Total issued capital ______ R 276 538 972-19

Certified correct.

Date 16 April 2002 Signature [signature]
~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance		275 998 261-36
Premium on Allotment	120 146-31	
Less		
Issue Duty	(300·70)	
Allotment Duty	(752-40)	119 093-21
		276 117 354·57

Exhibit 5

RANDGOLD

... JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

March 11, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 10 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 10 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
10 000	6.05

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
   Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
   2nd Floor, Edura House,
   41 Fox Street,
   2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 161 762	shares of 1(one) cent each:	R421 617
Unissued:	32 837 914	shares of 1(one) cent each:	R328 379

2 / ....

RGE\SOS\020311-10000RM

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

11 March 2002

5. The company's issued ordinary share capital after the issue of the 10 000 ordinary shares, which are the subject of this application, will be:

42 171 762	ordinary shares of 1 (one) cent each:	R421 717

The unissued ordinary share capital will decrease to:

32 827 914	ordinary shares of 1 (one) cent each:	R328 279

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 13 March 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on11 March 2002

________________ DIRECTOR

________________ LEGAL MANAGER

________________ SPONSOR

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David J Haddon

D J HADDON
Company Secretary

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown,
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone, (2711) 520 7000
Web: www.jse.co.za

18 March 2002
REF: TW/mr/6057

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 11 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 19 March 2002 in respect of 10 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R421 717-62 divided into 42 171 762 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 19 MARCH 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000000	ORDINARY	0-01	750 000
Total	Total	75000000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value.		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24 APRIL 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (10 000)

Postal address P.O.BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42 161 762	ORDS	0-01	421 617-62
Total		Total	R	Total 42 161 762		Total	R 421 617-62

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 421 617-62

Stated capital R —

Premium account R 276 117 354-57

Total issued capital R 276 538 972-19

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				10 000	ORDS	0-01	6-04	60 500
Total		Total	R	Total 10 000			Total	R 60 500

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
R MOOLMAN	P.O. BOX 82291	— 10 000 —	ORDINARY PAR VALUE
	SOUTHDALE 2135		

7. Issued capital at date of this return:

	No par value				Par value					
	Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
			R	R			R	R	R	R
					42 161 762	ORDS	0-01	–	*	421617-62
					10 000	ORDS	0-01	6-04	**	100-00
Total			Total	R	Total 42171762			Total	R***	421 717-62

*276 117 354-57
** 60 400-00
***276 177 754-57

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 421 717-62

State capital R –

Premium account See analysis below R 276 176 850-92

Total issued capital R 276 598 568-54

Certified correct.

Date 24 April 2002 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance 276 117 354-57

Premium on Allotment 60 400
Less

Issue Duty (151-25)
Allotment Duty (752-40) 59 496-35

276 176 850-92

Exhibit 6

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

March 26, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 15 000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 15 000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
15 000	11.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
2nd Floor, Edura House,
41 Fox Street,
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 171 762	shares of 1(one) cent each:	R421 717
Unissued:	32 827 914	shares of 1(one) cent each:	R328 279

2 / ....

RGE\SOS\020326-15000RM

RANDG LD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

11 March 2002

5. The company's issued ordinary share capital after the issue of the 15 000 ordinary shares, which are the subject of this application, will be:

42 186 762	ordinary shares of 1 (one) cent each:	R421 867

The unissued ordinary share capital will decrease to:

32 812 914	ordinary shares of 1 (one) cent each:	R328 129

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 28 March 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 26 March 2002

____________________ DIRECTOR/LEGAL MANAGER

____________________ COMPANY SECRETARY

____________________ SPONSOR

RGE\SOS\020326-15000RM

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Company Secretary

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

27 March 2002
REF: MM/tm/6158

The Company Secretary
Randgold & Exploration Company Limited
PO Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 26 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 28 March 2002 in respect of 15 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R421 867-62 divided into 42 186 762 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 28 MARCH 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24 APRIL 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (15000)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42 171 762	ORDS	0-01	421 717-62
Total		Total	R	Total 42171762		Total	R 421 717-62

Summary of issued capital prior to allotment:

Amount of issued paid-up capital ________ R 421 717-62

Stated capital ________ R —

Premium account ________ R 276 176 850-92

Total issued capital ________ R 276 598 568-54

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				15 000	ORDS	0-01	10·99	165 000
Total		Total	R	Total 15000			Total	R 165000

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
R MOOLMAN	P.O BOX 82291	15 000	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				42 171 762	ORDS	0·01	–	*	421717-62
				15000	ORDS	0-01	10-99	**	150-00
Total		Total	R	Total 42186762				Total R ***	421867-62

* 276 176 850-92
** 164 850-00
*** 276 341 700-92

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 421 867-62

State capital R –

Premium account (see analysis below) R 276 340 536-02

Total issued capital R 276 762 403-64

Certified correct.

Date 24 April 2002 Signature [signature]

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account R

Opening Balance		276 176 850-92
Premium on Allotment	164 850-00	
Less:		
Issue Duty	(412·50)	
Allotment Duty	(752·40)	163 685-10
		276 340 536-02

Exhibit 7

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 309-6000
FAX (2711) 837-1068
www.randgold.co.za

March 27, 2002

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 15 500 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 15 500 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
12 500	6.05
3 000	11.00

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1.	The full name of the company is:	Randgold & Exploration Company Limited
2.	The registered office is:	5 Press Avenue Selby, Johannesburg, 2001
3.	The transfer secretaries are:	Computershare Services Limited 2nd Floor, Edura House, 41 Fox Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	42 186 762	shares of 1(one) cent each:	R421 867
Unissued:	32 812 914	shares of 1(one) cent each:	R328 129

2/ DMA ....

RGE\SOS\020327~15500RM/mls

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

27 March 2002

5. The company's issued ordinary share capital after the issue of the 15 500 ordinary shares, which are the subject of this application, will be:

42 202 262	ordinary shares of 1 (one) cent each:	R422 022

The unissued ordinary share capital will decrease to:

32 797 414	ordinary shares of 1 (one) cent each:	R327 974

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 28 March 2002.

10. The listing fee of R752.40 is attached hereto.

SIGNED at JOHANNESBURG on 27 March 2002

________________ DIRECTOR/LEGAL MANAGER

David Haarhoff ________________ COMPANY SECRETARY

________________ SPONSOR

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Company Secretary

57

JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

28 March 2002
REF: TL/mr/6172

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 27 March 2002 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 2 April 2002 in respect of 15 500 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R422 022-62 divided into 42 202 262 ordinary shares of 1 cent each.

Thank you for payment of R752-40 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Thato Morojele

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company
1992/005642/06

Name of company RANDGOLD + EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 2 APRIL 2002

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R [illegible]	R
		75 000 000	ORDINARY	~~0-04~~ 0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 24 April 2002

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (15500)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				42186762	ORDS	0-01	421 867-62
Total		Total	R	Total 42 186 762		Total	R 421 867-62

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 421 867-62

Stated capital R –

Premium account R 276 340 536-02

Total issued capital R 276 762 403-64

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				12 500	ORDS	0-01	6·04	75 625·00
				3000	ORDS	0-01	10·99	33 000-00
Total		Total	R	Total 15500			Total	R 108625

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
ML Snashall	P.O. Box 82291	- 12500 -	PAR VALUE
R Moolman	SOUTHDALE 2135	- 3 000 -	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				42 186 762	ORDS	0-01	—	¥	421867-62
				12500	ORDS	0-01	6.04	¥¥	125-00
				3000	ORDS	0-01	10.99	¥¥¥	30-00
Total		Total	R	Total 42202262			Total	R ¥¥¥¥	422 022-62

¥ 276 340 536-02
¥¥ 75 500-00
¥¥¥ 32 970-00

¥¥¥¥ 276 449 006-02

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 422 022-62

State capital R —

Premium account see analysis below R 276 447 982-02

Total issued capital R 276 870 004-64

Certified correct.

Date 24 April 2002 Signature [signature]

~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		276 340 536-02
Premium on Allotment	108 470-00	
Issue Duty	(271-60)	
Allotment Duty	(752-40)	107 446-00
		276 447 982-02

61

Exhibit 8

For immediate release

RANDGOLD & EXPLORATION OBTAINS PERMISSION TO REDUCE HOLDING IN RANDGOLD RESOURCES

Johannesburg, 8 May 2002 - Randgold & Exploration announced today that it had received permission from the South African Reserve Bank to reduce its shareholding in Randgold Resources Limited to a minimum of 36% of Randgold Resources' issued share capital, subject to certain conditions. The bank has until now required it to have a minimum stake of 50.1% in its London-listed subsidiary.

Chairman Roger Kebble said the easing of the restriction would enable Randgold Resources to improve the liquidity of its shares and broaden its shareholder base, in line with the group's overall objective of enhancing shareholder value.

RANDGOLD

Randgold & Exploration Company Limited

(Incorporated in the Republic of South Africa)
(Registration Number 1992/005642/06) • Nasdaq trading symbol: RANGY
ISIN No. ZAE000008819 • Share Code: RNG
("Randgold & Exploration")

SARB GRANTS PERMISSION TO REDUCE HOLDING IN RANDGOLD RESOURCES

The South African Reserve Bank has given permission to Randgold & Exploration Company Limited to reduce its shareholding in Randgold Resources Limited from a minimum of 50.1% to a minimum of 36% of that companys issued share capital, subject to certain conditions.

On behalf of Randgold & Exploration Company Limited

Sponsor
HSBC

Johannesburg
8 May 2002

dPA 3858e

Corporate Communications:
Kathy du Plessis on Telephone +27 (11) 728 4701 • Fax +27 (11) 728 2547
e-mail: randgold@dpapr.com

du Plessis Associates

Issued on behalf of Randgold & Exploration Company Limited by du Plessis Associates.
***Investor & Media Relations** contact Kathy du Plessis*
Tel: 27(11) 728 4701, cell: (0)83 266 5847, e-mail randgold@dpapr.com